Exhibit 99.81

DeFi Technologies to Host Corporate Webinar on January 30th, 2024 at 10:00 AM PT / 1:00 PM ET

TORONTO, Jan. 30, 2024 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce a corporate webinar scheduled for January 30, 2024, at 10:00 AM PT / 1:00 PM ET.

The webinar will feature a Company overview and update, including the Company’s strategic outlook in the months ahead. The presentation will include insights from Olivier Roussy Newton, Chief Executive Officer, and Russell Starr, Head of Capital Markets. Additionally, Anthony Pompliano, the co-founder of Reflexivity Research LLC, which has recently entered into an agreement to be acquired by DeFi Technologies, will be contributing to the discussion.

Individual and institutional investors, advisors, and analysts are cordially invited to attend this 30-minute session, followed by a Q&A segment.

Please register for the webinar using the following link: https://t.co/gWQEtFgimi

Corporate Highlights:

●	DeFi Technologies is a technology company that enables traditional investors to participate in a diversified portfolio of digital assets across the decentralized finance and Web3 sector.

●	The Company aims to capture the potential for growth in digital assets and the future of finance through regulated equity instruments.

●	DeFi Technologies stands out as a publicly traded company specifically constructed to provide investors with direct exposure to these nascent markets.

●	DeFi Technologies is the parent company of Valour Inc, an issuer of exchange-traded products (“ETPs”) tracking the performance of digital assets with listings across leading European stock exchanges including Euronext (Paris & Amsterdam), Frankfurt Stock Exchange and Nordic Growth Market.

About DeFi Technologies:

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) ( OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the webinar; the acquisition of Reflexivity Research LLC; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE DeFi Technologies Inc.

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%SEDAR: 00007675E

For further information:

please contact: Investor Relations DeFi Technologies: ir@defi.tech CO: DeFi Technologies Inc.

CNW 07:30e 30-JAN-24